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                                                                  EXHIBIT 4.5.1



                                  AMENDMENT TO
                       RESTRICTED STOCK PURCHASE AGREEMENT



        This Amendment is made as of the 7th day of February, 1997, to the Restricted Stock Purchase Agreement dated as of July 10, 1996 (the "Agreement") by and between SkyStream Corporation and ________________ ("Purchaser").

        1. This Amendment confirms that the Agreement is dated as of July 10, 1996.

        2. Effective upon the closing of the sale of shares of Series A Preferred Stock pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of February 7, 1997 (the "Closing"), Section 6 of the Agreement is amended to read in its entirety as follows:

6.      RESTRICTION ON TRANSFER.

        (a) Purchaser shall not sell, transfer, pledge, hypothecate or otherwise dispose of any shares of the Stock except in accordance with (i) the terms of this Agreement, (ii) Article VIII, Section 8.6 of the Corporation's Bylaws and
(iii) the terms of that certain Right of First Refusal and Co-Sale Agreement dated February 7, 1997 (the "Co-Sale Agreement"). Unless prior written consent is obtained from the Corporation or the other parties to the Co-Sale Agreement, any transfer, sale, assignment, hypothecation, pledge, encumbrance, alienation, or other disposition of any of the Stock, or any interest therein other than according to the terms of this Agreement, the Bylaws and the Co-Sale Agreement, shall be void and shall transfer no right, title or interest in or to any or all of the Stock to the purported transferee, buyer, assignee, pledgee or encumbrance holder.

        (b) Involuntary Transfer.

            (i) Corporation's Right to Purchase upon Involuntary Transfer. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer (including death or divorce) of all or a portion of the Stock by the record holder thereof, the Corporation shall have an option to purchase all of the Stock transferred at the greater of the purchase price paid by the Purchaser pursuant to this Agreement or the fair market value of the Stock on the date of transfer. Upon such a transfer, the person acquiring the Stock shall promptly notify the Secretary of the Corporation of such transfer. The right to purchase such shares of Stock shall be provided to the Corporation for a period of twenty (20) days following receipt by the Corporation of written notice by the person acquiring the Stock.

            (ii) Price for Involuntary Transfer. With respect to any Stock to be transferred pursuant to Section 6(b)(i), the price per share shall be a price set by the Board of Directors of the Corporation that will reflect the current fair market value of the Stock in terms of present earnings and future prospects of the Corporation. The Corporation shall notify Purchaser or his or her executor, as


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the case may be, of the price so determined within thirty (30) days after receipt by it of written notice of the transfer or proposed transfer of the Stock. However, if the Purchaser does not agree with the valuation as determined by the Board of Directors of the Corporation, the Purchaser shall be entitled to have the valuation determined by an independent appraiser to be mutually agreed upon by the Corporation and the Purchaser and whose fees shall be borne equally by the Corporation and the Purchaser.

           (c) Assignment. The right of the Corporation to purchase any part of the Stock may be assigned in whole or in part to any shareholder or shareholders of the Corporation or other persons or organizations; provided, however, that an assignee, other than a corporation that is the parent or 100% owned subsidiary of the Corporation, must pay the Corporation, upon assignment of such right, cash equal to the difference between the original purchase price and fair market value, if the original purchase price is less than the fair market value of the Stock subject to the assignment.

           (d) Restrictions Binding on Transferees. All transferees of Stock or any interest therein will receive and hold such Stock or interest subject to the provisions of this Agreement, the Bylaws of the Corporation and the Co-Sale Agreement including, insofar as applicable, the Repurchase Option. Any sale or transfer of the Stock shall be void unless the provisions of this Agreement, the Bylaws and the Co-Sale Agreement are met.

        3. Section 7 of the Agreement shall be amended to read in its entirety as follows:

           7. Termination of Rights. The restrictions set forth in Section 6 of this Agreement shall terminate on (i) the closing date of an underwritten public offering of Common Stock of the Corporation (the "IPO") or (ii) the closing date of a sale of substantially all of the assets of the Corporation, purchase of substantially all of the outstanding shares of the Corporation or merger of the Corporation pursuant to which shareholders of this Corporation receive cash and/or securities of a buyer whose shares are publicly traded (the "Acquisition").

        4. Section 9 of the Agreement shall be amended to read in its entirety as follows:

           9. Market Standoff. Purchaser hereby agrees that Purchaser shall not, to the extent requested by the Corporation or the underwriters managing any underwritten public offering of common stock (or other securities) of the Corporation, offer, sell, contract to sell, make any short sale of, loan or grant any option to purchase or otherwise dispose of any of the Stock during a period not to exceed one hundred eighty (180) days following the effective date of a registration statement, or such longer period as may be agreed to by the holders of a majority of the outstanding Registrable Securities (as such term is defined in the Rights Agreement between the Purchaser and the holders of Series A Preferred Stock dated February 7, 1997) of the Corporation filed under the Securities Act; provided, however, that such agreement shall be applicable only to the first two (2) such registration statements of the Corporation which cover shares (or other securities) to be sold on behalf of the Corporation to the public in an underwritten public offering.


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        In order to enforce the foregoing covenant, the Corporation may impose stop-transfer instructions with respect to the Stock of Purchaser (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

        5. Except as amended herewith, all other paragraphs of the Agreement shall continue in full force and effect. In the event of any conflict between the provisions of the Agreement and this Amendment, the provisions of this Amendment will govern.

        6. This Amendment, the Agreement and the documents referred to herein constitute the entire agreement among the parties as to the matters addressed herein and therein, including but not limited to the employment severance benefits granted by the Corporation to the Purchaser.



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        IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date and year first above written.



PURCHASER                                      SKYSTREAM CORPORATION



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